Contact

www.linkedin.com/in/tom-kowalczuk-57355720 (LinkedIn)

Top Skills

Quantitative Analytics
People Management
P&L Management

Certifications

Certified Public Accountant

Tom Kowalczuk

VP of Finance / Chicago Booth MBA
Louisville Metropolitan Area

Summary

Versatile corporate finance professional eager for challenge and passionate about driving positive change.
Experienced in business partnership, decision support, project management, change management, business intelligence, financial systems, and business integration.

Experience

Bespoken Spirits Inc.

Vice President Finance
March 2024 - Present (10 months)
Lexington, Kentucky, United States

Campari Group

Director of FP&A SC USA & CA
February 2023 - March 2024 (1 year 2 months)
Lawrenceburg, Kentucky, United States

Beam Suntory

15 years

Finance Business Partner - Manufacturing Excellence
October 2019 - February 2023 (3 years 5 months)
Louisville, Kentucky Area

Senior leadership team member responsible for finance and support of manufacturing operations at the James B. Beam (Clermont, KY) and Old Grand Dad (Frankfort, KY) facilities.

Finance Business Partner, Clermont/Booker Noe Operations
March 2017 - October 2019 (2 years 8 months)
Clermont, Kentucky, United States

Senior leadership team member responsible for finance and support of manufacturing operations at the James B. Beam facilities.

Business Partnership / Decision Support

- Drive the strategic planning and analytical process through financial/ operational data analytics, identifying opportunities to improve productivity and reduce waste.
- Evaluate ROI and prepare financial business case for all major capital investments, concerning Distillery, Bottling and Warehousing Operations. Build presentations for review by Executive Leadership/C-Suite.
- Develop financial modeling and data analysis, to help drive improved understanding of financial implications for day to day decisions including resource deployment, labor utilization and hiring decisions.
- Supported union labor contract negotiations through scenario analysis and modeling of newly proposed changes to wages, benefits, and operational process. Resulting in a yes vote, no work stoppage, and favorable contract terms to the company.

Reporting, Planning & Forecasting
- Lead the monthly close, reporting, and forecasting cycles, as well as the annual budgeting process for multiple manufacturing facilities. Developed annual budget deck and presented to Executive Leadership Team.
- Build consistency in reporting and planning across facilities, so to enable benchmarking and network optimization. Drove implementation of numerous systems and reporting improvements that resulted in improved stakeholder engagement, increased forecast accuracy and improved issue prioritization for cost reduction.

Sr. Finance Manager, Global Supply Chain FP&A
June 2015 - March 2017 (1 year 10 months)
Deerfield, Illinois, United States

Financial Planning and Analysis – Global Supply Chain and Operations
- Consolidated global supply chain results and prepared reporting for monthly business reviews with Supply Chain Leadership Team.
- Coordinated the global COGS budgeting process, provided analytical support, determined major change drivers, and managed detailed questions throughout process with various global stakeholders.

Project Manager – Project Apollo and Performance Enablement (Presidents Award Recipient)
- Drove the design, testing and rollout of several new analytical tools, specific to global COGS planning, that improved S&OP through more streamlined exchange of information between functions, reducing cycle time from weeks to hours.

- Initiated a multi initiative project (Project Apollo) of cross functional representation to deliver automation in intercompany trading and creation of a new global inventory analysis tool.

Manager, Financial Systems Governance & Administration
September 2012 - May 2015 (2 years 9 months)
Deerfield, Illinois, United States

Core Project Team Member – Suntory Businesses Integration (Chairman's Award Recipient)
- Worked cross functionally to develop an integration strategy and training program for 9 new previously stand-alone businesses. Lead the financial systems and month end close integration and training workshops which were regionally centralized to Sydney, Madrid, and Tokyo.

Financial Systems and Business Intelligence
- Manage staff responsible for administration of financial systems. Drove automation projects that improved integration between systems, reducing time needed for administration.
- Project manager for global reimplementation of our consolidation and planning systems, moving from BPC7 to EPM 10.
- Bridge the gap between finance and IT by driving the creation of new data querying capabilities. Enhancing the tool chest of the financial analyst, through improved organization of and access of financial data.

Sr Analyst FP&R
March 2010 - September 2012 (2 years 7 months)
Deerfield, Illinois, United States

Core Project Team Member – Project Bolt and Project Pure Play
- Was intimately involved in the design and deployment of a new global data warehouse for statutory and management financial reporting, necessary for external reporting post going public. Provided detailed requirements, performed data validation, issue resolution, and participated in the roll out to global user community.
- Developed, coordinated, and delivered training to over 200 members of the Finance community from various functions including Supply Chain, Commercial, Corporate, and Shared Services.

Internal Controls/SOX Accountant
March 2008 - March 2010 (2 years 1 month)
Deerfield, Illinois, United States

Perform and lead SOX Compliance, internal controls effectiveness, and detailed balance sheet reviews on legacy operating units as well as newly integrated businesses. Prepared findings report to CFO and other senior financial leadership. Followed up on prior audit findings to confirm remediation.

Polsky Center at the University of Chicago
SBFF Consultant
March 2021 - June 2021 (4 months)
Chicago, Illinois, United States

Help women and minority owned small business owners strengthen their financial acumen and strategic business plans. Champion the importance of record keeping, budgeting and forecasting.

Courtesy Manufacturing Company
Staff Acountant
January 2006 - February 2008 (2 years 2 months)
Elk Grove Village, Illinois, United States

General Accounting – managed cash and forecasted cash flows, prepared month end accruals, gl reconciliation, analyzed production variances, coordinated year end physical inventory, and supervised and supported AR/AP Clerks.

Education

The University of Chicago Booth School of Business
Master of Business Administration - MBA, Business Administration and Management, General · (2020 - 2022)

Northeastern Illinois University
BS, Accounting, Finance · (2001 - 2006)